UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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## ANNUAL REPORTS
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8-70078 |

### FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__
          MM/DD/YY                          MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Milliman Investment Management Services LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer    ☐ Security-based swap dealer    ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__71 S Wacker Drive, 31st Floor__
(No. and Street)

| __Chicago__ | __IL__ | __60606__ |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| __Robert Campbell__ | __973-727-7379__ | __Robert.Campbell@acaglobal.com__ |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Dejoy & Co. CPAs__
(Name – if individual, state last, first, and middle name)

| __280 East Broad Street, Suite 300__ | __Rochester__ | __NY__ | __14604__ |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| __02/18/2004__ | __1069__ |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, _Connor Cassidy_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Milliman Investment Management Services, LLC_____, as of _12/31_____, 2 _025__, is true and correct.  I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

_____

Title:

_Chief Executive Officer_____

_____
Notary Public

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17  CFR  240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR  240.18a-4, as applicable.
- ☐ (l)  Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m)  Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n)  Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR  240.15c3-1, 17 CFR  240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR  240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# Milliman Investment Management Services LLC

FINANCIAL STATEMENT
(Public Per Rule 17a-5(e)(3))
December 31, 2025

# Milliman Investment Management Services LLC

CONTENTS



Rochester, New York

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
  Milliman Investment Management Services LLC:

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Milliman Investment Management Services LLC as of December 31, 2025, the related statements of operations and changes in member's capital, and cash flows for the year then ended, and the related notes (collectively, referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Milliman Investment Management Services LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Milliman Investment Management Services LLC's management. Our responsibility is to express an opinion on Milliman Investment Management Services LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Milliman Investment Management Services LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditors' Report on Supplemental Information**

The supplemental information contained in Schedules I and II listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Milliman Investment Management Services LLC's financial statements. The supplemental information is the responsibility of Milliman Investment Management Services LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

*DeJoy & Co. CPAs, LLP*

We have served as Milliman Investment Management Services LLC's auditor since 2025.

February 27, 2026.



**MILLIMAN INVESTMENT MANAGEMENT SERVICES LLC**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2025**

### ASSETS

| | | |
|---|---|---:|
| Cash | $ | 206,944 |
| Deposit at clearing broker | | 10,898 |
| Prepaid expenses | | 19,238 |
| Other assets | | 8,797 |
| **TOTAL ASSETS** | $ | 245,877 |

### LIABILITIES AND MEMBER'S CAPITAL

| | | |
|---|---|---:|
| **DUE TO AFFILIATES** | $ | 26,049 |
| **MEMBER'S CAPITAL** | | 219,828 |
| **TOTAL LIABILITIES AND MEMBER'S CAPITAL** | $ | 245,877 |

The accompanying notes to financial statements
are an integral part of this statement.

## 1. BUSINESS DESCRIPTION

Milliman Investment Management Services LLC (the "Company") was organized on March 28, 2017 in the state of Delaware as a limited liability company. The Company was approved as a broker-dealer on July 3, 2019. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation. The term of the Company shall continue in perpetuity, unless sooner terminated in accordance with the provisions of its operating agreement. The Company is wholly owned by Milliman, Inc. (the "Parent").

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting -

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Recent accounting pronouncement -

In December 2023, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2023-09, Income Taxes (Topic 740), Improvements to Income Tax Disclosures, which enhances existing income tax disclosure requirements. The ASU is effective for annual periods beginning after December 15, 2024, and may be applied prospectively with an option for retrospective application. The Company adopted the ASU on January 1, 2025. The adoption did not have a material impact on the Company's financial statements, as the guidance is disclosure-related only.

Going concern -

These financial statements have been prepared in accordance with GAAP applicable to a going concern entity, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. During the year ended December 31, 2025, the Company incurred a loss. Management has obtained representation from the Parent that any additional funds required for cash flow needs will be provided through capital contributions for at least one year from the issuance date of these financial statements. Based on this, the Company believes that it will have sufficient cash to enable the Company to continue as a going concern.

Use of estimates -

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results may differ from those estimates.

Cash -

Cash consists of demand deposits held by a bank.

Income taxes -

The Company is a single member limited liability company, treated as a disregarded entity for federal and state income tax purposes; it therefore does not incur income taxes at the entity level. Instead its earnings and losses are passed through to the member and included in the calculation of the member's and ultimate beneficial owners' tax liability. Accordingly, no provision for income taxes has been made in the accompanying financial statements. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2022.

Revenue recognition -

The Company has no revenue for the year ended December 31, 2025 except interest income on cash deposits.

Brokerage commissions -

The Company has not yet begun revenue activity, but when it begins revenue activity, the Company will buy and sell securities on behalf of institutional customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses will be recorded on a trade date (the date the Company fills the trade with the customer). The Company believes that the performance obligation will be satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer.

Subsequent events -

The Company has evaluated subsequent events through February 27, 2026, the date the accompanying financial statements were available to be issued. There were no subsequent events requiring disclosure or recognition during the period then ended.

3. **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $191,793, which was $186,793 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 13.58% at December 31, 2025.

4. **FULLY DISCLOSED CLEARING AGREEMENT**

The Company maintains a clearing agreement with Wedbush Securities Inc. ("Wedbush"). The Company has not yet begun business operations. The Company anticipates it will clear institutional business though Wedbush on a fully disclosed basis. The Company maintains a security deposit with Wedbush in the amount of $10,898 as of December 31, 2025.

5. **RELATED PARTY TRANSACTIONS**

The Company has entered into an expense sharing agreement with the Parent. The agreement provides that the Parent will provide administrative services and usage of the Parent's office space. The agreement does not require the Company to remit payment for the services outlined in the agreement. For the year ended December 31, 2025, as the Company had not yet commenced revenue-generating activities, management determined that the value of services and facilities provided under this arrangement was not material.

In addition, Milliman Financial Risk Management LLC, an affiliate under common control, and the Parent paid certain regulatory and operational expenses on the Company's behalf. This resulted in an intercompany payable of $26,049 as of December 31, 2025, which is reported as due to affiliates in the accompanying statement of financial condition.

During the year ended December 31, 2025, the Parent made a contribution of $250,000 to the Company.

6. **CREDIT RISK CONCENTRATION**

The Company maintained a bank balance that, at times, may exceed the federally insured limit as of and during the year ended December 31, 2025. The Company has not experienced losses relating to this deposit and management does not believe that the Company is exposed to any significant credit risk with respect to this amount.

7.  **CONTINGENCIES**

The Company may be subject to various legal proceedings arising in the ordinary course of its business. In the opinion of management, the outcome of any pending proceeding is not likely to have a material effect on the Company's financial statements.

During the normal course of business, the Company is subject to routine examinations by regulatory authorities. As of December 31, 2025, there are no outstanding issues as a result of these examinations that could have a material impact to the financial statements.

8.  **SEGMENT REPORTING**

The Company is engaged in a single line of business as a securities broker-dealer. The Company has identified the President as the chief operating decision maker ("CODM"), who uses net income (loss) to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company operates in a single reportable segment; therefore, all financial information, including interest income, expenses, assets, and liabilities is included in the accompanying financial statements.